John H. Sellers (650) 843-5070 jsellers@cooley.com	VIA EDGAR AND OVERNIGHT DELIVERY

March 28, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20249

Attn:	Russell Mancuso Ruairi Regan

RE:	Enphase Energy, Inc. Amendment No. 10 to Registration Statement on Form S-1 Filed March 28, 2012 File No. 333-174925

Ladies and Gentlemen:

On behalf of Enphase Energy, Inc. (the “Company” or “Enphase”), we are transmitting for filing Amendment No. 10 (the “Amendment”) to the Registration Statement on Form S-1, File No. 333-174925 (the “Registration Statement”). We are also sending a courtesy package containing a copy of this letter and the Amendment, including a version of the Amendment that is marked to show changes to Amendment No. 9 to the Registration Statement filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 28, 2012, for the staff of the Commission (the “Staff”), in care of Mr. Ruairi Regan.

The Amendment is being filed in response to comments received from the Staff, by letter dated March 28, 2012, with respect to the Registration Statement (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which, for the Staff’s convenience, have been incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amendment.

Convertible Debt Facility, page 127

1.	Please quantify the extent to which the March 27, 2012 amendment reduced the conversion price. Also, disclose the consideration you received from the debt holders for entering into the amendment. In this regard, if the decreased conversion price was an incentive for the debt holders to participate in this offering, please say so clearly and directly in your prospectus summary and in the other sections of your document where you disclose the price that those investors will pay for the shares sold in your IPO.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

March 28, 2012

Page Two

In response to the Staff’s comment, the Company has provided additional disclosure on page 127 of the Amendment to clarify that, assuming the initial public offering price of $6.50 per share, the midpoint of the price range set forth on the cover of the prospectus, the amendment would reduce the conversion price of the notes from $8.8984 per share to $6.50 per share, which represents a decrease of $2.3984 per share, or 27%. The Company has further disclosed that in consideration for entering into the amendment, the debt holders agreed to forego the option to be repaid in cash upon maturity of the notes upon the closing of the offering. As a result of the amendment, the notes will automatically convert upon the closing of the offering at the lower of the initial public offering price or $8.8984 per share.

Furthermore, the Company supplementally advises the Staff that the decreased conversion price was not an incentive for the debt holders to participate in the offering and the amendment of the convertible facility was separate from the insiders’ indicating an interest in participating in the offering.

Please do not hesitate to contact me at (650) 843-5070 if you have any questions or would like any additional information regarding these responses.

Sincerely,

/s/ John H. Sellers
John H. Sellers

cc:	Paul B. Nahi, President and Chief Executive Officer, Enphase Energy, Inc.

Sanjeev Kumar, Chief Financial Officer, Enphase Energy, Inc.

Gary Caine, Deloitte & Touche LLP

Bruce K. Dallas, Davis Polk & Wardwell LLP

Marina Remennik, Cooley LLP

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM